UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Urgent.ly Inc.

(Name of Subject Company)

Urgent.ly Inc.

(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

916931207

(CUSIP Number of Class of Securities)

Matthew Booth

Chief Executive Officer

44927 George Washington Blvd, Suite 265, Office 209

Ashburn, VA 20147

(571) 350-3600

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Robert O’Connor, Esq.

Lianna C. Whittleton, Esq.

Brendan Ripley Mahan, Esq.

David G. Sharon, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

One Market Plaza, Spear Tower

Suite 3300

San Francisco, California 94105-1126

(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Urgent.ly Inc., a Delaware corporation (“Urgently” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2026 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the offer (the “Offer”) by Medford Hawk, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Agero, Inc. (“Parent”), a Nevada corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (“Urgently Common Stock,” and the shares of Urgently Common Stock, “Shares”), for $5.50 per Share in cash, net to the holder thereof in cash, without interest and subject to any applicable withholding taxes (the “Offer Price”). The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on March 30, 2026, by Parent and Purchaser (as amended or supplemented from time to time), and is made upon the terms and subject to the conditions as set forth in the related Offer to Purchase, dated March 30, 2026 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Urgently.

In April 2026, Urgently received demand letters from certain purported stockholders of Urgently that allege deficiencies and/or omissions in the Schedule 14D-9 (collectively, the “Demand Letters”). The Demand Letters each allege that, among other things, the Schedule 14D-9 contains certain disclosure deficiencies and/or incomplete information regarding the Merger Agreement and seek additional disclosures to remedy these purported deficiencies.

Urgently believes that the allegations in the Demand Letters are without merit, that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to moot certain of the disclosure claims in the Demand Letters, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, Urgently wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with the Schedule 14D-9 in its entirety.

Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given to them in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. The supplemental information is identified below by bold, underlined text. Stricken-through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. This Amendment No. 1 is being filed to disclose certain updates as reflected below and should be read in conjunction with the Schedule 14D-9, and the Schedule 14D-9 should be read in its entirety.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

In Item 4 under the heading “Background of the Merger,” the fourth full paragraph on page 12 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

In June 2024, Urgently engaged an outside advisor, Alchemy Advisors, LLC (“Alchemy”), to provide corporate development services including with respect to Urgently’s exploration of strategic alternatives and additionally, other consulting services ~~advice~~, including business consulting, strategic consulting, and business development consulting. These services represent all the services performed by Alchemy since its engagement with Urgently. ~~with respect to Urgently’s exploration of strategic alternatives.~~ Urgently selected Alchemy because of their expertise in the mobility assistance industry, corporate development, business consulting, strategic consulting, business development, and familiarity with Urgently. In connection with Alchemy’s services, Urgently has paid Alchemy retainers totaling $90,000 since June 2024, and has agreed to pay a success fee related to the Merger Agreement of $350,000.

In Item 4 under the heading “Background of the Merger,” the last full paragraph on page 12 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

That same month, Urgently began discussions with a competitor (“Party A”) regarding a potential sale of Urgently in a “go-private” transaction. The following month, the parties executed a mutual ~~nondisclosure~~ non-disclosure agreement and representatives of Urgently and Party A held initial in-person meetings. The non-disclosure agreement contained a standstill provision that did not include a so called “don’t ask, don’t waive” provision.

In Item 4 under the heading “Background of the Merger,” the last paragraph on page 12 and first paragraph on page 13 of the Schedule 14D-9 are hereby amended and supplemented by adding the following:

In January and February 2025, Urgently entered into (i) a new asset-based revolving credit facility (the “MidCap ABL”) with the lenders party thereto and MidCap Funding IV Trust (“MidCap”), as agent (the “MidCap Credit Agreement”) and (ii) the Eighth Amendment (the “Eighth Amendment”) to Loan and Security Agreement among Urgently, certain of its subsidiaries, the lenders party thereto (the “2L Lenders”), and Alter Domus (US) LLC, as administrative agent and collateral agent (as amended, the “2L Term Loan”), to modify the interest rate of the 2L Term Loan and extend the maturity date from March 31, 2025 to July 31, 2026. Urgently used the MidCap ABL proceeds to retire other indebtedness. Following the Eighth Amendment the Urgently Board established the Transaction Committee to evaluate and, as appropriate, recommend to the Urgently Board, potential financial or strategic alternatives. The Urgently Board established the Transaction Committee in light of the benefits of having a subset of directors oversee and direct evaluation of such matters on short notice. The Urgently Board authorized the Transaction Committee to, among other things, (i) explore, evaluate and consider potential strategic alternatives available to Urgently, (ii) explore, evaluate, consider, review, negotiate, and, as appropriate in the sole and exclusive discretion of the Transaction Committee, recommend to the Urgently board for approval, implementation and effectuation of, the terms and conditions of a strategic alternative and (iii) supervise and direct Urgently’s management and advisors in discussions and negotiations in connection with potential strategic alternatives. The Urgently Board designated Alexandre Zyngier, James M. Micali and Ryan Pollock, each an independent and disinterested director, as members of this Transaction Committee. The Urgently Board retained the power and authority to approve any transaction and remained actively involved in considering strategic alternatives available to Urgently. The Urgently Board subsequently provided for the payment of annual retainers to the members of the Transaction Committee in consideration of their service on the Transaction Committee. No member of the Transaction Committee had, at any time, any conflict of interest with respect to the Transactions or any other matter, transaction or arrangement presented to the Transaction Committee.

In Item 4 under the heading “Background of the Merger,” the second full paragraph on page 13 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

Between March and November 2025, the Transaction Committee and the Urgently Board met frequently to review financial and strategic alternatives and directed management to identify financial and other advisors to assist with these evaluations. With direction and oversight by the Urgently Board and the Transaction Committee, management and Alchemy, later joined by Pericles Capital Advisors, LLC (“Pericles”) (whose services are offered through Seaport Global Securities LLC, member of FINRA / SPICS (“Seaport”)), contacted potential counterparties regarding financing, recapitalization and sale transactions. The Urgently Board instructed Pericles and Alchemy to focus on transaction structure and timing, third-party consent requirements, the possibility of regaining Nasdaq listing standards compliance and the ability of Urgently to repay or equitize outstanding debt in their discussions. Given that any recapitalization that equitized debt required lender consent, management and Pericles remained in regular contact with Urgently’s lenders, including holders of Urgently’s 2022A unsecured convertible promissory notes (the “2022 Convertible Notes” and the holders, the “2022 Convertible Noteholders”), which remained outstanding after their

June 30, 2024 maturity because the MidCap ABL and 2L Term Loan subordination provisions prohibited repayment. Given Urgently’s significant debt obligations and limited cash, the Transaction Committee also evaluated out-of-court restructuring and in-court bankruptcy scenarios and concluded that common stockholders were not expected to receive any value for their Shares in either case. Between February and November 2025, the Transaction Committee, with the advice of management, Pericles and Alchemy, evaluated, contacted or received inbound interest from 34 parties, executed confidentiality agreements with 32 of them (4 with customary standstill provisions that did not include so called “don’t ask, don’t waive” provisions, and 28 without customary standstill provisions) and received three preliminary, nonbinding term sheets.

In Item 4 under the heading “Background of the Merger,” the fifth full paragraph on page 14 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

On November 17, 2025, Urgently and Party B executed a mutual ~~nondisclosure~~ non-disclosure agreement to facilitate diligence. The non-disclosure agreement contained a standstill provision that did not include a so called “don’t ask, don’t waive” provision.

In Item 4 under the heading “Urgently Management Projections—Certain Financial Projections,” the first full paragraph on page 24 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

Although Urgently has publicly issued limited short-term guidance concerning certain aspects of its expected financial performance, Urgently does not, as a matter of course, publicly disclose projections as to future performance, revenues, earnings or other results, given, among other reasons, the unpredictability of underlying assumptions and estimates and the inherent difficulty of forecasting future performance. For example, in connection with certain alternative potential refinancing and recapitalization transactions with prospective third-party lenders, in October 2025, Urgently management, with the assistance of Pericles, prepared a separate non-public, unaudited and pro forma financial forecast for Urgently from 2025 through 2029 that assumed, among other things, the consummation of a cash infusion through a refinancing, recapitalization, and/or equitization of Urgently’s existing debt (the “Alternative October 2025 Forecast”). The Alternative October 2025 Forecast was not approved by the Urgently Board for use, and was not relied upon by Pericles in connection with its financial analysis and opinion to the Urgently Board, as described in “Item 4. The Solicitation or Recommendation — Opinion of Pericles Capital Advisors, LLC.” Additional information regarding the Alternative October 2025 Forecast is set forth below.

In Item 4 under the heading “Urgently Management Projections—Certain Financial Projections,” the second full paragraph on page 24 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

In December 2025, ~~A~~as part of the Urgently Board’s evaluation of a potential sale of Urgently, other strategic alternatives and its standalone plan, Urgently management prepared, at the direction of the Urgently Board, and reviewed with the Urgently Board, certain non-public, unaudited cash forecasts for March through May 2026 (the “Cash Forecast”) and unaudited financial projections for Urgently from 2025 through 2029 (the “2025-2029 Projections”), and together with the Cash Forecast, the “Projections”). The Urgently Board reviewed, on a regular basis, Urgently’s financial status and operations, including cash forecasts. As Urgently evaluated various strategic alternatives, it focused primarily on the need for a debt refinancing, a strategic transaction or a recapitalization but also took into consideration the Cash Forecast. The Projections were provided to, and approved by, the Urgently Board, for use and reliance by Pericles in connection with its financial analysis and opinion to the Urgently Board, as described in “Item 4. The Solicitation or Recommendation — Opinion of Pericles Capital Advisors, LLC.” For more information on the preparation, review and use of the Projections, see “Item 4. The Solicitation or Recommendation — Background of the Offer and the Merger.” The Projections were not provided to Parent or Purchaser.

Item 4 under the heading “Urgently Management Projections—Certain Financial Projections” is hereby amended and supplemented by adding the following to the end of the section on page 25 of the Schedule 14D-9:

Alternative October 2025 Forecast

In connection with certain alternative potential refinancing and recapitalization transactions, in October 2025, Urgently management, with the assistance of Pericles, prepared the Alternative October 2025 Forecast, which depended on a number of material assumptions, among other things: (i) a cash infusion of over $40 million, (ii) a refinancing, recapitalization and/or equitization of Urgently’s existing debt that would have left Urgently’s stockholders with little or no residual value, (iii) certain new customer acquisitions and retention of existing customers, which were dependent on achieving a significantly de-levered and recapitalized balance sheet, (iv) future economic, competitive and regulatory conditions and financial market conditions, all of which were highly uncertain, difficult or impossible to predict and many of which were beyond Urgently’s control, and (v) that Urgently would remain publicly traded on Nasdaq.

	Fiscal Year Ending December 31,
(dollars in millions)	2025	2026	2027	2028	2029
Total Revenue	129.1	153.2	184.9	228.0	267.5
Cost of revenue	96.7	112.9	134.4	163.3	191.3
Net revenue	32.4	40.3	50.5	64.8	76.2
Platform costs(1)	2.2	2.2	2.5	2.8	3.2
Gross Profit	30.2	38.1	48.0	62.0	73.0
Total Operating Expenses	39.8	40.6	44.8	47.6	51.3
Operating income (loss)	(7.4)	(0.3)	5.7	17.2	24.9
EBITDA(2)	(3.3)	5.8	12.4	22.8	30.8

(1)	“Platform costs” consist of call center labor and technology expenses directly attributable to handling initial customer calls.
(2)

“EBITDA” is a non-GAAP financial measure and refers to Urgently’s operating income (loss) less (i) interest expense, net, (ii) income tax expense (benefit) and (iii) depreciation and amortization expense.

The Alternative October 2025 Forecast assumed, among other things, the consummation of a cash infusion through a refinancing, recapitalization, and equitization of Urgently’s existing debt. Such a transaction did not occur, and the absence of third party support for the required capital raise meant that, under any scenario, the existing equity would have been diluted to a de minimis level, given the size of the required capital raise and debt equitization relative to the Company’s then market capitalization. There was no known reasonable possibility for such a transaction to occur by the time of the Merger. Accordingly, the Alternative October 2025 Forecast was not relied upon by the Urgently Board, management, or financial advisors in considering the Merger Agreement and the Transactions contemplated thereby. An updated version of the Alternative October 2025 Forecast was provided to Parent, with the main difference being a reduction of approximately $3 million to $4.5 million in annual operating expenses beginning in 2026 primarily to reflect the anticipated cost savings associated with Urgently not continuing as a public company.

The foregoing summary of the Alternative October 2025 Forecast in this Schedule 14D-9 is solely in order to provide Urgently’s stockholders with access to additional information. The Alternative October 2025 Forecast does not reflect a reasonable projection of Urgently’s anticipated future performance, and it should not be relied upon. It is not being included in this Schedule 14D-9 to influence any stockholders’ decision as to whether to tender Shares in the Offer, or for any other purpose.

In Item 4 under the heading “Opinion of Pericles Capital Advisors, LLC—Pericles Valuation Analysis–Peer Group Trading Analysis,” the second full paragraph on page 32 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

Pericles selected publicly traded companies operating in adjacent verticals, including telematics, fleet management software, connected vehicle platforms, and mobility marketplaces. Pericles expanded the peer group due to the limited availability of pure-play roadside assistance comparables. Although none of the companies used in this analysis may be directly comparable to Urgently, Pericles, based on its professional judgment and experience, included them because they possess business, operational, and/or financial characteristics that, for purposes of Pericles’ analysis, may be considered similar to those of Urgently. However, because none of the selected companies is exactly the same as Urgently, Pericles determined, based on its professional judgment and experience, that it would be inappropriate to, and therefore did not, rely solely on the quantitative results of the selected peer group trading analysis. Accordingly, Pericles also exercised qualitative judgment, based on its experience and professional judgment concerning differences between the operational, business, or financial characteristics of Urgently and the selected companies that could affect the public trading values of each, in order to provide a context in which to consider the results of the quantitative analysis.

In Item 4 under the heading “Opinion of Pericles Capital Advisors, LLC—Pericles Valuation Analysis–Discounted Cash Flow Analysis,” the last full paragraph on page 36 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

Pericles conducted this analysis by calculating a range of values for the Shares and based on Pericles’ professional judgment and experience. This was accomplished by discounting to present value as of March 13, 2026, using discount rates ranging from 14.5% to 16.5% (which reflect Pericles’s analysis of Urgently’s weighted average cost of capital). The discount rates were applied to: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Urgently over the period from 2025 to 2029, as utilized by Pericles and set forth in the section entitled “Urgently Management Projections”; and (ii) an implied terminal value of Urgently, calculated using (1) an median exit multiple of 10.3 (applied to Urgently’s projected EBITDA in 2029), and (2) a median perpetuity growth rate of 3.5%.

In Item 4 under the heading “Opinion of Pericles Capital Advisors, LLC—Description of Discussion Materials of Pericles –General,” the third full paragraph on page 37 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

In connection with Pericles’s services as a financial advisor to Urgently, Urgently has agreed to pay Pericles an aggregate fee estimated to be $4,310,000, which is payable contingent upon consummation of the Transactions. In the two years prior to the date of its engagement letter, Pericles and its affiliates have not provided financing services or financial advisory services to Parent, or received any fees from Parent. Pericles may seek to provide financial advisory and financing services to Urgently and Parent and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

ITEM 8. ADDITIONAL INFORMATION

Item 8 under the heading “Legal Proceedings” on page 46 of the Schedule 14D-9 is amended and restated by replacing it with the following:

Since the initial filing of the Schedule 14D-9 on March 31, 2026, Urgently has received demand letters from certain purported stockholders of Urgently that allege deficiencies and/or omissions in the Schedule 14D-9 (collectively, the “Demand Letters”). The Demand Letters each allege that, among other things, the Schedule 14D-9 contains certain disclosure deficiencies and/or incomplete information regarding the Merger Agreement and seek additional disclosures to remedy these purported deficiencies. Urgently believes that the allegations in the Demand Letters are without merit. There can be no assurance that additional demands will not be made, or that lawsuits will not be filed, with respect to the Merger Agreement. If this occurs, Urgently will not necessarily disclose those demands or lawsuits.

Urgently believes that the disclosures set forth in the Schedule 14D-9 comply with applicable law and stock exchange rules and that no further disclosure beyond that already contained in the Schedule 14D-9 is required under applicable law or stock exchange rules. However, in order to moot such disclosure claims, to avoid nuisance, cost and distraction, and to preclude any efforts to delay the completion of the Merger Agreement, and without admitting any culpability, liability or wrongdoing and without admitting the relevance or materiality of such disclosures, Urgently is voluntarily supplementing the Schedule 14D-9 with the disclosures set forth in Amendment No. 1 (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. To the contrary, Urgently specifically denies all allegations in the Demand Letters, including that any additional disclosure was or is required.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(H)*	Text Message to Shareholders from D.F. King & Co., acting as Information Agent for the Offer.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2026

Urgent.ly Inc.

By:	/s/ Andrea Makkai
Andrea Makkai
Vice President, Finance and Accounting and Chief Accounting Officer